UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 14 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares “), at a price of $60.00 per share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Statement is hereby amended and supplemented by inserting the following paragraph at the end of the section of the Statement entitled “Potential Severance and Change in Control Benefits”:

On May 28, 2010, Airgas entered into COC Agreements with two additional executive officers. The two additional COC Agreements provide the same benefits as the COC Agreements described earlier in this section. In the event of a Qualifying Termination of employment of both of the executive officers covered by the two new agreements, Airgas would have additional severance obligations totaling $1,028,818 in the aggregate, and additional expenses of $45,879 in the aggregate relating to continuation of health and welfare benefits.

ITEM 9.	EXHIBITS

Item 9 of the Statement is hereby amended by restating Exhibit Number (e)(5) in its entirety as follows:

Exhibit Number	Description
(e)(5)	Amended and restated Change of Control Agreement between Airgas, Inc. and Michael L. Molinini, dated December 31, 2008 (Incorporated by reference to Exhibit 10.1 to Airgas’ January 7, 2009 Current Report on Form 8-K). Nine other executive officers and two additional individuals are parties to substantively identical agreements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:	/s/ ROBERT H. YOUNG, JR.
Name:	Robert H. Young, Jr.
Title:	Senior Vice President and General Counsel

Dated: June 11, 2010

EXHIBIT INDEX

Exhibit Number	Description
(e)(5)	Amended and restated Change of Control Agreement between Airgas, Inc. and Michael L. Molinini, dated December 31, 2008 (Incorporated by reference to Exhibit 10.1 to Airgas’ January 7, 2009 Current Report on Form 8-K). Nine other executive officers and two additional individuals are parties to substantively identical agreements.